June 7, 2010

Alexandra M. Ledbetter
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Unit Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 23, 2010
and
Unit Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 19, 2010
File No. 1-09260

Dear Ms. Ledbetter:

We offer the following responses to the comments and requests contained in your May 26, 2010 letter.  To facilitate your review of our responses, I have restated each of your comments followed by our response.  In addition, the response to each of the comments is numbered to correspond to those numbers used in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2009
Customers, page 6

1.
You state that during 2009, Questar Corporation was your largest drilling customer and accounted for approximately 35% of your contract drilling revenues.  Please tell us whether you have any written agreements with Questar and provide us with an analysis as to whether you are required to file these agreements, if any.

Response.  During 2009, 18 of our drilling rigs worked for Questar under separate contracts.  These contracts consisted of either (i) a term contract, which commits a single drilling rig for a designated time period (generally ranging from one to three years), or (ii) a contract to provide drilling services for a specified number of wells (generally a contract pertained to only one well).  Our business was not substantially dependent on any of these individual contracts.  Consequently, none of these contracts were considered to be material [as defined in Item 601(b)(10)(ii)(B) of Regulation S-K] or required to be included as an exhibit to our Annual Report on Form 10-K .

Alexandra M. Ledbetter
United States Securities and Exchange Commission
June 7, 2010

Oil and Natural Gas, page 7

2.	Please expand your disclosure to include the following information to comply with Subpart 1200 of Regulation S-K:

•	A tabular presentation of your proved developed and undeveloped oil, NGLS, and natural gas (Item 1202(a) (1) and (2));

•	Details about your proved undeveloped reserves (Item 1203);

•	A description of your present activities (Item 1206); and

•	Details about your oil and gas wells and acreage (Item 1208).

The information required by Subpart 1200 pertaining to your oil and gas operations should be provided under a common heading, notwithstanding details in the notes to your financial statement or elsewhere in the filing.

Response.  We believe that the Section of Item 1 with the heading “Oil and Natural Gas” contains substantially all of the material disclosures required by Subpart 1200 of Regulation S-K.  With respect to your specific bullet points, we note the following:

•
A tabular presentation of our proved developed and undeveloped oil, NGLs, and natural gas is presented on page 10. The breakdown between proved developed and proved undeveloped reserves is presented in the Supplemental Oil and Gas Disclosures included in Item 8 and is contained in the Ryder Scott Report which is Exhibit 99.1. In future filings we will include the breakdown between proved developed and proved undeveloped reserves in this table.

•
The information about our proved undeveloped reserves required by Item 1203 is disclosed in narrative form on page 13 and in the Supplemental Oil and Gas Disclosures included in Item 8 at pages 104 to 108.  In future filings, we will compile this information in our discussion under the caption, “Proved Undeveloped Reserves”.

•
In future filings we will add a column to the table on page 7 under the caption “General” which will be captioned “Number of Gross Wells in Process” and “Number of Net Wells in Process” and will reflect the wells which we were in the process of drilling at December 31 of the most recently completed fiscal year.  The columns presently included will be recaptioned, “Number of Gross Wells Completed” and “Number of Net Wells Completed” as required by Item 1206 of Regulation S-K.   We will also disclose in this section if there are any water floods, pressure maintenance operations and any other material operations that are in process as of that date.  As of December 31, 2009, there were no such material operations.  As supplemental information, had these columns been included in our most recent Form 10-K, they would have provided as follows:

Unit Corporation June 7, 2010 Response to SEC Letter Dated May 26, 2010                                              2

Alexandra M. Ledbetter
United States Securities and Exchange Commission
June 7, 2010

Property/Area	Number of Gross Wells in Process	Number of Net Wells in Process
Western division (consists principally of the Rocky Mountain region, New Mexico, Western and Southern Texas and the Gulf Coast region)	3	1.62
East division (consists principally of the Appalachian region, Arkansas, East Texas, Northern Louisiana and Eastern Oklahoma)	1	0.6
Central division (consists principally of Kansas, Western Oklahoma and the Texas Panhandle)	5	3.13

Total	9	5.35

•
Details of our oil and gas wells that comply with Item 1208(a) are disclosed on page 9 in the table captioned, “Oil and natural gas wells producing or capable of producing”. The information required by Item 1208(b) is included in the table at the bottom of page 9.  In future filings, we will modify both tables to show a breakdown of the wells and acreage by each of the three divisions reflected in the table referenced in the immediately preceding bullet point.

MD&A of Financial Condition and Results of Operation
Critical Accounting Policies and Estimates
Full Cost Method of Accounting for Oil, NGLs, and Gas Properties, page 39

3.
We note you describe some of your accounting under the full cost methodology, including reference to the ceiling test in the second paragraph on page 41.  In that disclosure you indicate that the ceiling represents the sum of the present value of estimated future net revenues from proved reserves “plus the lower of cost or estimated fair value of unproved properties not included in the costs being amortized, less related income taxes.”  The policy that you describe does not conform with Rule 4-10(c)(4) of Regulation S-X; the cost center ceiling should include two components pertaining to unproved properties, including the cost of unproven properties not being amortized, and the lower of cost or estimated fair value of unproven properties included in the costs being amortized.

Please revise your accounting and disclosure as necessary to comply with the requirements of Rule 4-10(c) of Regulation S-X.  The comparable disclosure you make in the first paragraph on page 72 is also incomplete and imprecise.  Additionally, please submit the analysis that you perform in determining the extent of any differences between your accounting and that which is required under the full cost methodology.

Response.  In accordance with Rule 4-10(c)(4) of Regulation S-X, our cost center ceiling included (1) the cost of properties not being amortized and (2) the lower of cost or estimated fair value of unproved properties included in costs being amortized.  In future filings we will clarify our description of the ceiling test as follows:

Unit Corporation June 7, 2010 Response to SEC Letter Dated May 26, 2010                                              3

Alexandra M. Ledbetter
United States Securities and Exchange Commission
June 7, 2010

“The ceiling is defined as the sum of the present value (using a 10% discount rate) of the estimated future net revenues from our proved reserves based on the unescalated 12-month average price on our oil, NGLs and natural gas adjusted for any cash flow hedges, plus the cost of properties not being amortized, plus the lower of cost or estimated fair value of unproved properties included in the costs being amortized, less related income taxes.”

Financial Statements
Note 2 – Summary of Significant Accounting Policies
Oil and Natural Gas Operations, page 72

4.
We note your disclosure explaining that your drilling segment provides services to your exploration and production segment, also stating that “[a]s required by the SEC, the profit received by the contract drilling segment…was used to reduce the carrying value of our oil and natural gas properties rather than being included in its operating profit.”

We believe that intercompany transactions need to be eliminated entirely in consolidation, not only the profit, to comply with FASB ASC paragraph 810-10-45-1.  Therefore, we do not see the propriety in the methodology that you describe, nor is it clear why you are attributing your approach to the SEC.

If you intended to refer to contractual services performed (e.g., drilling, well service, or equipment supply services, etc.) for third parties in connection with properties in which you or an affiliate hold an ownership or other economic interest, as addressed in Rule 4-10(c) (6) (iv) of Regulation S-X, then you should revise your disclosure to include a proper description of the transactions.

Please clarify which of these scenarios correlates with your situation and revise your accounting and disclosure as necessary to comply.

Response.  All revenues and expenses attributable to drilling services performed for our exploration and production segment by our contract drilling segment are eliminated as disclosed in the table included in Item 8, footnote 16 on pages 100-102.

In addition to our exploration and production segment, there are other third-party interest owners in the wells drilled by our exploration and production segment.  We account for this activity in accordance with Rule 4-10(c) (6) (iv) of Regulation S-X.  If we acquired an ownership interest in the oil and gas property within one year of the date of the drilling contract then all revenues and expenses (pertaining to both our interests and third party interests) are eliminated and any operating profit reduces the carrying value of our oil and gas properties rather than being included in the contract drilling segment’s operating profit. If we acquired an ownership interest in the properties at least one year before the drilling contract then only our exploration and production segment’s interest in revenues and expenses are eliminated and any operating profit from our interest in the oil and gas property reduces the carrying value of our oil and gas properties and the operating profit from our third party interest owners is included in the contract drilling segment’s operating profit. We thought it would be helpful for the reader to have the

Unit Corporation June 7, 2010 Response to SEC Letter Dated May 26, 2010                                              4

Alexandra M. Ledbetter
United States Securities and Exchange Commission
June 7, 2010

amounts that reduced the full cost pool.  Our future filings will include the discussion below:

“Our contract drilling segment provides drilling services for our exploration and production segment as well as services performed on properties in which the drilling service is deemed to be associated with the acquisition of an ownership interest in the property. Revenues and expenses for such services are eliminated in our income statement, with any profit recognized as a reduction in our investment in our oil and natural gas properties. The contracts for these services are issued under the same conditions and rates as the contracts entered into with unrelated third parties. We eliminated revenue of $15.0 million, $65.5 million and $45.9 million during 2009, 2008 and 2007, respectively from our contract drilling segment and eliminated the associated operating expense of $13.7 million, $37.6 million and $23.2 million during 2009, 2008 and 2007, respectively, yielding $1.3 million, $27.9 million and $22.7 million during 2009, 2008 and 2007, respectively, as a reduction to the carrying value of our oil and natural gas properties.”

Exhibit 99.1

5.
The closing paragraph state in part that the report “was prepared for the exclusive use of Unit Corporation and may not be put to other use without our prior written consent for such use.”  As Item 1202(a) (8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Response.  Please refer to Exhibit 23.2, Consent of Ryder Scott Company, L.P.  This consent allows the report to be referred to in the 10-K and to be included as an exhibit to the 10-K and is consistent with the practice that we have followed in our relationship with Ryder Scott over the many years that Ryder Scott  has provided independent audits of our oil and gas reserves.  We believe this is a “prior written consent for such use” as required by the referenced language from this report. Our future filings will not contain language suggesting either a limited audience or a limit on potential investor reliance.

Definitive Proxy Statement on Schedule 14A
Board Structure and Committees, Page 7

6.
We note your disclosure that your board is currently structured so that the positions of principal executive officer and board chair are separate.  Although your Corporate Governance Guidelines provide that the board has no policy with respect to separation of these positions, please expand your disclosure to indicate why you have determined that this leadership structure is appropriate given the specific characteristics or circumstances of the company.  Refer to Item 407(h) or Regulation S-K and Release No. 34-61175, Part II.C.3 (“Under the amendments, a company is required to disclose whether and why it has chosen to combine or separate the principal executive officer and board chairman positions, and the reasons why the company believes that this board leadership structure

Unit Corporation June 7, 2010 Response to SEC Letter Dated May 26, 2010                                              5

Alexandra M. Ledbetter
United States Securities and Exchange Commission
June 7, 2010

      is the most appropriate structure for the company at the time of the filing.”).

Response.  We incorrectly interpreted the third sentence of Item 404(h), requiring disclosure of why the company’s leadership structure is appropriate, to refer back to the second sentence such that it only applied to companies described in the second sentence (either investment companies or companies with one person serving as both CEO and  Chairman) such that we did not interpret it to apply to us.  We now understand that this interpretation was too restrictive and we will expand our disclosure in future filings to add that the board not only has no policy with respect to separation of the principal executive officer and board chair positions, but that it is the board’s position that the decision to separate or combine those positions should be based on all applicable facts and circumstances, including an assessment of the leadership skills, experience and personal qualities of the individual or individuals who are candidates for those positions.  The current separation of the positions is a result of the specific facts and circumstances and not the result of a specific governance policy.  When Mr. Nikkel chose to step down as CEO and retain only his Chairman position in 2005, both he and Mr. Pinkston had many, many years of leadership experience with the company, along with the valuable insights that such experience provides.  Separating the Chairman and CEO positions at that time was part of the succession plan for Mr. Nikkel, and the board felt that his ongoing service as Chairman would be a continuing benefit to the company.  Accordingly, the board chose to have Mr. Nikkel continue in his role as Chairman and elected Mr. Pinkston to succeed Mr. Nikkel as CEO.  Our board believes that the industry and enterprise experience and the leadership skills possessed by Messrs. Pinkston and Nikkel, strengthened further by several years of successful leadership and collaboration under the current structure, continues to benefit the company such that, at this time and in view of the individuals involved, splitting the CEO and Chairman positions is currently the most appropriate leadership structure for our company.

2010 Annual Bonus and Long-Term Incentive Awards, page 26

7.
You state that the decision to make a cash bonus award to your named executive officers was based in part on 2009 performance outcomes.  In this regard, you note that at the corporate level, the company surpassed budgeted EBITDA.  Please disclose the budgeted and actual EBITDA for 2009.

Response. Budgeted EBITDA for 2009 was $351 million, while actual EBITDA was $371 million.  We did not think it was necessary to disclose the actual amounts in our proxy for several reasons:  1) the use of the budgeted-vs.-actual EBITDA figure was just one of 18 different items the committee took a retrospective look at in assessing the previous year’s corporate performance; 2) the budgeted-vs.-actual EBITDA figure did not factor into any pre-set performance targets, since, as we have stated in our proxy,  we have no performance targets for any of our employees, executive or non-executive;  3) the actual EBITDA figure  can be calculated based on information we provide in our financial statements and is thus made available to anyone interested in calculating it; 4)  disclosing those figures in the proxy would not materially enhance shareholder understanding of the compensation decision because, again, this was one of 18 items

Unit Corporation June 7, 2010 Response to SEC Letter Dated May 26, 2010                                              6

Alexandra M. Ledbetter
United States Securities and Exchange Commission
June 7, 2010

related to corporate performance considered by the committee; and 5) disclosing our budgeted EBITDA figure, while not particularly valuable from a shareholder perspective,  could have had the inadvertent effect of providing our competitors with gratuitous insight into our company’s strategic planning and budgeting mindset.     While the last reason we cite for omitting our budgeted  EBITDA figure relates to our concern that disclosing it might cause us competitive harm, we do not believe that an in-depth competitive harm argument  is necessary in this instance, since the competitive harm showing required under Item 404 is in the context of performance target nondisclosure -- again, we do not have performance targets, and the committee’s retrospective review of the 18 items of the previous year’s corporate performance, one of which is budgeted-vs.-actual EBITDA, does not operate as such.

In sum, independent of our executive compensation structure, our company calculates annual budgeted EBITDA because management has historically found it to be a valuable tool for our own internal use in other contexts.  Although the budgeted EBITDA figure is calculated for the benefit of management and for reasons unrelated to our NEOs’ compensation, when compared to actual EBITDA,  it lends itself to use in the executive compensation context as one of many items examined retrospectively to assess corporate performance.   Disclosing to our shareholders that one of the many positive items considered by the committee in making its executive compensation decisions was the fact that our actual EBITDA exceeded our budgeted EBITDA provides adequate insights into the value of this measure as a tool in our decision-making process, even without disclosing the exact figure, and providing that figure would give our competitors  unnecessary insight into our corporate budgeting and planning strategy while not materially enhancing the value of the analysis we provide in our Compensation Discussion and Analysis.

Potential Payments on Termination or Change-in-Control, page 35

8.
With respect to your separation benefits, please disclose the rationale for your approach in having some single-trigger provisions and some double-trigger provisions.  Refer to Item 402(b) (2) (xi) of Regulation S-K.

Response.  We have single-trigger provisions in all plans that apply to all salaried full-time employees, including all of our NEOs, as discussed in the Section captioned “Potential Payments on Termination or Change-in-Control” on pages 35 through 42 of our Proxy Statement.  As noted in that section, double-trigger provisions apply only with respect to the key employee contracts that currently apply to three of our NEOs.   Item 402(b)(2)(xi) sets forth one of many examples of matters that might be covered in the Compensation Discussion and Analysis section of a proxy statement and does not mandate an inclusion of this specific topic.  It is our belief that any plan that we maintain that contains change-in-control provisions benefits the company by enhancing the quality and stability of our workforce, since those benefits serve as incentives to our employees to remain with the company.  We view the applicability of the single trigger provisions to all employees (on the one hand) and the use of the double-trigger provisions in the three

Unit Corporation June 7, 2010 Response to SEC Letter Dated May 26, 2010                                              7

Alexandra M. Ledbetter
United States Securities and Exchange Commission
June 7, 2010

key-employee agreements (on the other hand) as similar safeguards, both ensuring fairness and proper application of any plan containing a change-in-control provision.  Additionally, the single trigger provision in the broader-based plan is intended to avoid the potential ambiguity or confusion that might result on the part of the participants in those plans should a change-in-control occur.  Given the involvement and position of the three individuals under the key-employee agreements, it is believed that they are in a better position to monitor and evaluate the implementation of the second trigger mechanism during the period after a change in control.  In any event, we believe that the rationale for these two different approaches is logical and clearly implicit and that any further discussion of this rationale in the Compensation Discussion and Analysis section will not add materially to our stockholders’ understanding or comprehension of our compensation structure and principles as they relate to termination and change of control payments.

The company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in the filing;

•	The staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your earliest possible review of this letter in response to your comments.  If you have any questions, please feel free to call me or April Adler at (918) 493-7700.

Very truly yours,

/s/ Mark Schell

Mark E. Schell
Senior Vice President,
General Counsel and Secretary

cc:           David Merrill, Unit Corporation
                Don Hayes, Unit Corporation

Unit Corporation June 7, 2010 Response to SEC Letter Dated May 26, 2010                                             8